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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Medina, Manuel D (Last) (First) (Middle)		TERREMARK WORLDWIDE ("TWW")

	2601 S. Bayshore Drive (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			April 1, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Coconut Grove, Florida 33133 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman, President and CEO

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		4/1/02		4/1/02		P	-		1,134,641	A	0.75		34,450,831		D		-

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Options		-		-		-		-	-		100,000	-

	13% Convertible Debentures due 2005		-		-		-		-	-		$1,000,000	-

	13% Convertible Debentures due 2005		-		-		-		-	-		$125,000	-

	13% Convertible Debentures due 2005		-		-		-		-	-		$250,000	-

	Stock Options		-		-		-		-	-		100,000	-

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	(1)		Common Stock	100,000		$3.25		-		-		-

	12/29/00	12/31/05		Common Stock	646,747		-		-		-		-

	12/29/00	12/31/05		Common Stock	80,845		-		-		-		-

	12/29/00	12/31/05		Common Stock	161,687		-		-		-		-

	10/19/01	10/18/11		Common Stock	100,000		$0.67		1,089,277		D		-

Explanation of Responses:

(1) The Stock Options become exercisable in accordance with the following vesting schedule: (a) 33,334 shares vest as of the date of grant, (b) 33,333 shares vest as of the first anniversary of the date of grant and (c) 33,333 shares vest as of the second anniversary of the date of grant. The Stock Options expire ten (10) years from the date of grant.

/s/ Manuel D. Medina	December 23, 2002
**Signature of Reporting Person	Date
Manuel D. Medina

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.